UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NUMBER  SIX
TO
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHDT CORP.
(formerly “China Direct Trading Corp.”)

(Name of Issuer)

Common Stock, $0.0001 par value
Series B Convertible Preferred Stock, $0.0001 par value

(Title of Class of Securities)

12541A 108 (formerly, 16938E 10 2) (Common Stock)

(CUSIP Number)

Howard Ullman, Chief Executive Officer and President
CHDT CORP.
350 Jim Moran Blvd.
Suite 120
Deerfield Beach, Florida 33442
(954) 252-3440

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 12541A 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Howard Ullman, the Chairman of the Board of Issuer and beneficial owner of 195,769,536 shares of Issuer Common Stock, $0.0001 par value, and 917,813 Issuer Series B Convertible Preferred Stock, $0.10 par value, of the Issuer.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check [ ] if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each reporting Person With

7.	Sole Voting Power:	195,769,536	(Common Stock, $0.0001 par value
917,813 shares of non-voting Series B Preferred Stock, $0.10 par value, converts to 61,181,415 shares of Common Stock, $0.0001 par value

8.	Shared Voting Power: None

9.	Sole Dispositive Power: 195,769,536 shares of Common
Stock, $0.0001 par value. Reporting Person also owns 917,813 shares of Series B Convertible Preferred Stock, $0.10 par value, which converts to 61,181,415 shares of Common Stock, $0.0001 par value.

10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by each Reporting Person:

12.	Check [ ] if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11):
35% (Common Stock, $0.0001 par value) and 43% of Series B Convertible Preferred Stock
14.	Type of Reporting Person (See Instruction): IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D Amendment Number Six, relates to shares of the Common Stock, $0.0001 par value, (“Common Stock”) of CHDT Corp. (formerly, “China Direct Trading Corporation”) (the “Issuer”) a Florida corporation, and shares of Series B Convertible Preferred Stock, $0.10 par value, (“Series B Stock”). The principal executive offices of the Company are located at 350 Jim Moran Blvd., #120, Deerfield Beach, Florida 33442, located Broward County.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Amendment Number Six, is being filed by Howard Ullman (the “Reporting Person”). The Reporting Person is the Chairman of the Board of the Issuer.  He is also a principal beneficial owner of the Issuer’s Common Stock and Series B  Stock. The Series B Stock has no voting rights, but converts upon demand of the owner to shares of Common Stock at the ratio of one share of Series B Stock for 66.66 shares of Common Stock. Each share of Common Stock has one vote on all matters presented or requiring shareholder approval.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Person sold the shares of Issuer capital stock as described in Item 4 below for an aggregate purchase price of $242,435, which purchase price was paid by a promissory note (described in Item 4 below).

ITEM 4. PURPOSE OF TRANSACTION

On June 2, 2008, Stewart Wallach, CHDT Corporation (“CHDT”) Chief Executive Officer and President, and Howard Ullman, CHDT Chairman of the Board of Directors, consummated a written securities purchase agreement, dated May 23, 2008 (“Agreement”) whereby Mr. Wallach purchased 35,000,000 shares of Common Stock and approximately 939,000 shares of Series B Stock from Mr. Ullman.  The per share purchase price for the shares was $0.0025 for the Common Stock and $0.165 for the Series B Stock, or an aggregate purchase price of approximately $242,435  (“Aggregate Purchase Price”).  The Aggregate Purchase Price was paid by a five-year promissory note issued by Mr. Wallach to Mr. Ullman (“Note”).  The Note bears interest at five percent per annum and provides for payment of principal and interest in five equal annual installments, each payable on the first annual anniversary of the date of the Note with the first installment due June 2, 2009.  Mr. Wallach may pay such sums with shares of CHDT capital stock that he beneficially own.

Mr. Ullman sold the above shares to Mr. Wallach in order to provide Mr. Wallach with an equity stake in CHDT that is commensurate with his importance and efforts in the executive management of CHDT and as part of a transaction whereby Mr. Wallach cancelled a that part of a ten-year non-qualified stock option for the purchase of 74,666,667 shares of Common Stock at an exercise price of $0.029 per share.  The cancellation of these option shares will allow CHDT to eliminate the expense incurred for such option shares.

The Agreement is attached to this Schedule 13D Amendment Number Six as Exhibit 1.1.  The Note is attached to this Schedule 13D Amendment Number Six as Exhibit 1.2.

Mr. Ullman entered into this transaction because it allowed Mr. Wallach to attain an appropriate equity stake in CHDT without further dilution of CHDT public shareholders and it induced Mr. Wallach to cancel the option shares.  Mr. Ullman believes that the option cancellation will have a  positive impact on CHDT’s financial performance for the remainder of FY2008 and through FY2011 by eliminating the expense associated with the option shares.

The above summary of the Agreement and its transactions are qualified in its entirety by reference to the Agreement and Note, which is filed as Exhibit 1.1 and Exhibit 1.2, respectively, to this Schedule 13D Amendment Number Six.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a.  As a result of the transactions described in Item 4 above, the Reporting Person’s beneficial ownership of the common stock of the Issuer is 195,769,536 shares, representing approximately 35% of the Issuer’s 561,941,645 outstanding shares of Common Stock, and 917,813 shares of the Series B Stock, which represents 43% of the Issuer’s 2,111,813 outstanding shares of Series B Stock – in both instances as of the date of this Schedule 13D, Amendment Number Six.

b. Not Applicable.
c. Not applicable.
d. Not applicable.
e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 5 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description

1.1	Securities Purchase Agreement, dated May 23, 2008 and closed June 2, 2008, by Stewart Wallach and Howard Ullman; and
1.2	Promissory Note by Stewart Wallach in favor of Howard Ullman, dated June 2, 2008

SIGNATURE

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Howard Ullman
Howard Ullman
Dated:   June 2, 2008

EXHIBITS

Exhibit Number	Description

1.1	Securities Purchase Agreement, dated May 23, 2008 and closed June 2, 2008, by Stewart Wallach and Howard Ullman; and
1.2	Promissory Note by Stewart Wallach in favor of Howard Ullman, dated June 2, 2008